Exhibit 99.4

EXTRAORDINARY GENERAL MEETING

ARGENX SE

OF 25 NOVEMBER 2019

AGENDA

1.              Opening

2.              Amendment of the articles of association of argenx SE to increase the maximum share capital and granting a proxy to each of the directors of the Company and employees of Freshfields Bruckhaus Deringer LLP in having the deed of amendment executed (voting item)

3.              Approval of the amended argenx option plan (voting item)

4.              Authorization of the board of directors to grant options (rights to subscribe for shares) up to a maximum of 4% of the outstanding capital at the date of the general meeting, pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the annual general meeting (voting item)

5.              Any other business, announcements or questions

6.              End of the extraordinary general meeting

All shareholders are requested to attend the meeting.

Breda, 14 October 2019

Board of directors argenx SE

argenx N.V. Willemstraat 5, 4811 AH Breda, the Netherlands
info@argenx.com — www.argenx.com